ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Expects Record Revenues of About $30.5M for Q4 2013

Record Number of 19 New Customers Added During the Quarter, 10 of Which Are Cloud Customers

Burlington, MA, January 13, 2014 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it expects record revenues of approximately $30.5 million in the fourth quarter of 2013, exceeding its guidance of $26 to $28 million. For the full year 2013 revenues are expected to reach approximately $103 million.

Based on preliminary estimates of operating costs it is also expected that profitability will be achieved in fourth quarter of 2013. Cash, cash-equivalents, short and long-term investments continued to grow, increasing by about $2.3 million during the fourth quarter, reaching about $58 million as of December 31, 2013.

"We saw a remarkable improvement in our business during the fourth quarter leading to strong results that exceeded expectations," commented Dr. Moshe BenBassat, ClickSoftware's Founder and CEO. "We added a record nineteen new customers in the fourth quarter, more than 50% of which are cloud customers. Our ability to offer solutions both in the cloud and on premise is a key competitive advantage which has strengthened our position as the market leader of workforce management and service optimization."

Dr. Moshe BenBassat added, "We are entering the new year with a lot of momentum and feel very strongly that our successful transition to the cloud will be supported by a material increase in recurring revenues in the second half of 2014."

The above assessment for the fourth quarter of 2013 is based on the Company's initial analysis and is subject to change as additional financial information becomes available. ClickSoftware will provide an update and release additional fourth quarter and annual financial results on Wednesday, February 5, 2014. A press release announcing dial-in and webcasting details for the related conference call will be issued in advance.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding our expected revenues, profitability and cash, cash equivalents, short and long-term investments for and as of the end of the fourth quarter of 2013, and our momentum and expectations for 2014. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, adjustments in connection with the finalization of our full year 2013 results, risks and uncertainties regarding the general economic outlook, customer needs and anticipated orders, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.